JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 25, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II (“Trust”);

File Nos. 2-95973 & 811-4236 – Post-Effective Amendment No. 154

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on June 12, 2012 with respect to the Post Effective Amendment No. 154 filed on behalf of the Trust’s series, JPMorgan Mortgage-Backed Securities Fund (the “Fund”) to register new Class C Shares of the Fund. As part of the Fund’s annual update effective July 1, 2012, the stand alone prospectus for Class C Shares of the Fund will be folded into the prospectus for the Fund’s existing Class A and Select Class Shares (“Existing Share Class Prospectus”) We will incorporate the changes referenced below into the Existing Share Class Prospectus in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 as amended (the “Rule”), which will become automatically effective on or around July 1, 2012 pursuant to the Rule.

Prospectus Comments

Fees and Expenses of the Fund

1.	Comment: The first footnote to the fee table indicates that other expenses and acquired fund fees and expenses are based on estimated amounts for the current fiscal year. Please delete the footnote as the Fund is an existing Fund and actual expenses are therefore available.

Response: The footnote will be deleted from the Fee Table in the Existing Share Class Prospectus.

Main Investment Strategies

2.	Comment: The first sentence under “What are the Fund’s main investment strategies?” provides that the Fund “mainly invests in investment grade bonds and debt securities or unrated bonds and debt securities which the adviser determines to be of comparable quality.” Given the Fund’s name, please revise this disclosure to highlight the Fund’s strategy of investing in mortgage-backed securities by moving the Fund’s 80% policy to the first paragraph.

Response: The first paragraph will be revised to provide as follows:

“The Fund invests mainly in invested grade mortgage-backed securities or unrated mortgage-backed securities which the adviser determines to be of comparable quality. Under normal circumstances, the Fund invests at least 80% of its Assets in mortgage-backed securities. For purposes of this policy, “Assets” means net assets plus the amount of borrowings for investment purposes.

The Fund’s Past Performance

3.	Comment: The introductory paragraph to the bar chart discloses that the returns show the returns of Class A Shares rather than Class C Shares because Class C Shares have not commenced operations. As required by Form N-1A, the disclosure should be included in a footnote rather than the introductory paragraph. Please also indicate in the footnote that returns for Class C Shares would be substantially similar to Class A Shares because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses.

Response: As indicated above, the Class C prospectus will be folded into the Existing Share Class Prospectus. The Existing Share Class Prospectus will show performance for Select Class Shares and therefore the footnote will no longer be necessary.

More About the Fund

4.	Comment: “Derivatives Risk” is disclosed as a risk of the Fund in the “More About the Fund” section even though the strategy section does not discuss the use of derivatives. Please add disclosure about such derivatives in the discussion of the Fund’s strategy. In addition, please change the derivatives risk to be specific to the Fund as required by the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”).

Response: We will revise the “More About the Fund” section to provide as follows:

“The Fund has flexibility to invest in derivatives and may use such instruments to manage duration, sector and yield curve exposure, credit and spread volatility and to respond to volatile market conditions. Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may also be used as substitutes for securities in which the Fund can invest. The Fund may use futures contracts, options, and swaps from time to time to hedge various investments, for risk management purposes and/or to increase income or gain to the Fund although the use of such derivatives is not a principal strategy of the Fund.”

With respect to the Derivatives Risk, we believe the current disclosure appropriately discloses the risks of the Fund’s derivative strategies as required by the Derivatives Letter.

In connection with your review of the Fund’s Post-Effective Amendments No. 154 to the Registration Statement filed by the Trust on April 27, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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